SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 25, 2005

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release

25 January 2005

PROVALIS PLC

NOTIFICATION OF INTERIM RESULTS
for the six months ended 31 December 2004

Results Date: Tuesday 1 March 2005

Web Cast Notification

On behalf of our client, Provalis plc (LSE: PRO; NASDAQ: PVLS), the International Medical Diagnostics and Pharmaceuticals Group, we notify the London Stock Exchange that the Company will be announcing its Interim Results for the six months ended 31 December 2004, on Tuesday 1 March 2005.

The following meetings will be held on the day of the results, at Buchanan Communications, 107 Cheapside EC2V:

Analysts :          10.00 am
Press :              11.30 am

Running simultaneously to the briefing at 10.05 am will be a live web cast of the results presentation.

To connect to the web cast facility please go to the following internet address approximately 5 minutes (10.00 am) before the start of the briefing: http://mediaserve.buchanan.uk.com.

This presentation will also be available on the Provalis website later that day at: www.provalis.com.

For further information please call:

Lisa Baderoon
Buchanan Communications                                                                                                                                                  Tel: 020 7466 5000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                   By:/s/ Lee Greenbury

                                                               Name: Lee Greenbury
                                                                    Title: Company Secretary

Date:   January 25, 2005